EDGAR Submission Header Summary

Submission Type	11-K
Live File	on
Return Copy	on
Submission Contact	Victoria A. Faw
Submission Contact Phone Number	304-769-1112
Exchange	NASD
Confirming Copy	off
Filer CIK	0000726854
Filer CCC	xxxxxxxx
Period of Report	12/31/09
Notify via Filing website Only	off
Emails	vikki.faw@cityholding.com

Documents

11-K	**form11-k.htm**
	CHCO Form 11-K for year ended 12/31/2009
EX-23	**ex23.htm**
	Exhibit 23, Consent of Gibbons & Kawash
11-K	**submissionpdf.pdf**
	Printable copy of CHCO Form 11-K and Exhibit

Module and Segment References

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 11-K

[X] Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2009
or

[ ] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from _____ to _____.

Commission File Number 0-11733

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

CITY HOLDING COMPANY
401(k) Plan and Trust

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

City Holding Company
25 Gatewater Road
Charleston, West Virginia 25313

City Holding Company
401(k) Plan and Trust

Form 11-K

Year Ended December 31, 2009

Required Information

The City Holding Company 401(k) Plan and Trust (the Plan) is subject to the Employee Retirement Income Security Act of 1974 (ERISA), as amended. Accordingly, in lieu of the requirements of Items 1-3 of this section, the Plan is filing financial statements and supplemental schedules prepared in accordance with the financial reporting requirements of ERISA. The following financial statements and supplemental schedules, attached hereto, are filed as part of the Annual Report:

Report of Independent Registered Public Accounting Firm	1
Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4-10
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	11

Item 9(b) – Exhibits:
  Exhibit 23 – Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

Board of Directors
City Holding Company

We have audited the accompanying statements of net assets available for benefits of the City Holding Company 401(k) Plan and Trust (the Plan) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required, nor were we not engaged to, perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2009 and 2008, and the changes in its net assets available for benefits for the year ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental Schedule of Assets (Held at End of Year) as of December 31, 2009, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Gibbons & Kawash
Charleston, WV

June 29, 2010

1

City Holding Company
401(k) Plan and Trust

Statements of Net Assets Available for Benefits

	December 31		
	2009		2008
Assets			
Investments at fair value:			
Mutual and commingled funds	$ **20,827,102**	$	18,435,207
Common stock of City Holding Company	**10,331,219**		10,410,110
Participant loans	**1,526,008**		1,407,796
Net assets available for benefits	$ **32,684,329**	$	30,253,113

The accompanying notes are an integral part of these financial statements.

City Holding Company
401(k) Plan and Trust

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2009

Additions	**2009**
Investment income:	
Interest and dividends	$ 510,385
	510,385
Contributions:	
Contributions from employer	637,759
Contributions from employees	1,824,655
	2,462,414
Net appreciation in fair value of investments	2,123,026
Total additions	5,095,825
Deductions	
Withdrawals and benefits paid directly to participants	2,645,559
Administrative expenses	19,050
Total payments and expenses	2,664,609
Net increase	2,431,216
Net assets available for benefits:	
Beginning of year	30,253,113
End of year	$ 32,684,329

The accompanying notes are an integral part of these financial statements.

CITY HOLDING COMPANY 401(K) PLAN AND TRUST

Notes to Financial Statements

1. Significant Accounting Policies

Basis of Accounting

The accounting records of the City Holding Company 401(k) Plan and Trust (the Plan) are maintained on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Cash and Cash Equivalents

Cash equivalents are short-term, highly liquid investments. The market value of cash equivalents approximates cost.

Investments

The Plan determines the fair value of its investment in City Holding Company common stock based on the stock's quoted trade price. Investments in mutual and commingled funds are valued at the Plan's proportionate share of the quoted fair value of net assets in each fund as of December 31, 2009 and 2008. Investments in fully benefit-responsive investment contracts, which are required to be reported at fair value, are carried at contract value, which the Plan has determined approximates at fair value.

The participant loans are valued at their outstanding balances, which approximate fair value.

Each participant may designate the percentage of his or her contributions to be invested into any of the investment options offered by the Plan.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

CITY HOLDING COMPANY 401(K) PLAN AND TRUST

Notes to Financial Statements

1. Significant Accounting Policies (Continued)

Fair Value Measurements

The Plan adopted Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820 "Fair Value Measurements and Disclosures." Refer to Note 6 for disclosures provided for fair value measurements.

2. Description of Plan

The following description of the Plan provides general only information. Participants should refer to the Summary Plan Description for a complete description of the Plan's provisions.

General

The Plan is a defined contribution savings plan covering all employees of City Holding Company and its subsidiaries (the Company) who are eligible for participation in the plan the first day of the month subsequent to date of hire or attaining the age of 21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

The Company's contribution consists of a 50% match of the first 6% of each eligible participant's contribution as directed by the participant's investment elections. If a participant does not elect investment options, all contributions are invested in the default fund, as defined in the Plan agreement.

Participant Accounts

Participants may elect to contribute, on a salary-deferral basis, up to 15% of annual compensation, subject to federal income tax limits. Included in participant contributions are approximately $157,000 and $66,000 in 2009 and 2008, respectively, of participant account balances rolled-over from previous employer plans. Participants may elect, on an annual basis, to have the dividends on their investment in Plan sponsor stock to be paid directly to the participant or reinvested in the participant's account in the Plan sponsor stock.

Vesting

Participants are immediately vested in all contributions, the employer match, and earnings thereon when they are made to the Plan.

CITY HOLDING COMPANY 401(K) PLAN AND TRUST

Notes to Financial Statements

2. Description of Plan (continued)

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of equal to the lesser of $50,000 or 50% of their account balance. Loan terms range from 1-5 years or for a reasonable time period if for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a reasonable rate. Participant assets are utilized to pay administrative fees associated with processing participant loans. Principal and interest is paid ratably through semi-monthly payroll deductions.

Payment of Benefits

Benefits, representing each participant's share in the Plan, are generally payable upon the participating employee's death, retirement, disability, or separation from the Company. Benefits are payable in the form of cash, stock, or a combination thereof.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the plan subject to the provisions of ERISA.

3. Federal Income Taxes

The Plan has received a determination letter from the Internal Revenue Service dated May 6, 2004, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

4. Related Party Transactions

The Company provides certain accounting and administrative services to the Plan without charge. The Company also pays certain administrative costs on behalf of the Plan, including legal and accounting fees.

City National Bank of West Virginia, a subsidiary of the Company, is the trustee of the Plan's assets.

CITY HOLDING COMPANY 401(K) PLAN AND TRUST

Notes to Financial Statements

5. Investments

During 2009, the Plan's investments (including investments purchased and sold as well as those held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

	Net Realized and Unrealized Appreciation in Fair Value of Investments
Mutual and commingled funds	$ 2,543,633
Common/collective trusts	249,639
Common stock	(670,246)
Total	$ 2,123,026

The fair values of individual investments that represent 5% or more of the Plan's net assets are as follows:

	December 31	
	2009	2008
* City Holding Company common stock	$ 10,331,219	$ 10,410,110
Federated Capital Preservation Fund	7,353,222	8,445,896
American Funds American Balanced Fund	3,860,051	2,668,221

    * Party-in-interest

6. Fair Values of Financial Instruments

The Plan adopted FASB ASC 820,"Fair Value Measurements and Disclosures," which defines fair value, establishes a framework for measuring fair value under accounting principles generally accepted in the United States, and enhances disclosures about fair value measurements.

CITY HOLDING COMPANY 401(K) PLAN AND TRUST

Notes to Financial Statements

6. Fair Values of Financial Instruments (Continued)

ASC 820 defines fair value as the exchange price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

ASC 820 establishes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The fair value hierarchy established by ASC 820 is as follows:

Level 1: Quoted prices (unadjusted) or identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, and other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a company's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The Plan used the following methods and significant assumptions to estimate fair value for assets and liabilities recorded at fair value.

Mutual and commingled funds. Mutual funds are reported at fair value utilizing Level 1 inputs, determined by quoted prices on nationally recognized exchanges. Commingled funds are reported at fair value utilizing Level 2 inputs, determined by fair values of the underlying assets in such funds.

Common Stock of City Holding Company. Common Stock of City Holding Company is reported at fair value utilizing Level 1 inputs. The fair value of the common stock for City Holding Company is determined by the closing price reported on NASDAQ.

Participant Loans. Participant loans are reported at amortized cost, which approximates fair value.

CITY HOLDING COMPANY 401(K) PLAN AND TRUST

Notes to Financial Statements

6. Fair Values of Financial Instruments (Continued)

The following table represents assets and liabilities measured at fair value on a recurring basis at December 31, 2009 and 2008:

	Total	Level 1	Level 2	Level 3
2009				
Mutual and commingled funds:				
Growth funds	$ 7,856,985	$ 7,856,985	$ -	$ -
Balanced funds	3,860,051	3,860,051	-	-
Fixed income funds	1,529,795	1,529,795	-	-
Retirement funds	227,049	227,049	-	-
Capital preservation	7,353,222	-	7,353,222	-
Total mutual funds	20,827,102	13,473,880	7,353,222	-
Common Stock of City Holding Company	10,331,219	10,331,219	-	-
Participant Loans	1,526,008	-	-	1,526,008
2008				
Mutual and commingled funds				
Growth funds	$ 5,938,709	$ 5,938,709	$ -	$ -
Balanced funds	2,668,222	2,668,222	-	-
Fixed income funds	1,343,978	1,343,978	-	-
Retirement funds	38,402	38,402	-	-
Capital preservation	8,445,896	-	8,445,896	-
Total mutual funds	18,435,207	9,989,311	8,445,896	-
Common Stock of City Holding Company	10,410,110	10,410,110	-	-
Participant Loans	1,407,796	-	-	1,407,796

CITY HOLDING COMPANY 401(K) PLAN AND TRUST

Notes to Financial Statements

6. Fair Values of Financial Instruments (Continued)

The table below presents a reconciliation for all assets measured at fair value on a recurring basis for Level 3 assets for the year ended December 31, 2009 and 2008.

	Participant Loans
Beginning Balance, January 1, 2008	$ 1,377,862
Issuances and principal receipts, net	29,934
Ending Balance, December 31, 2008	$ 1,407,796
Issuances and principal receipts, net	118,212
Ending Balance, December 31, 2009	$ 1,526,008

7. Recently Issued Accounting Pronouncements

In January 2010, FASB issued Accounting Standards Update (ASC) No. 2010-06, "Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements." ASU No. 2010-06 requires new disclosures related to fair value measurements including 1) significant transfers in and out of Levels 1 and 2 of the fair value hierarchy and the reasons for the transfers, and 2) activity in Level 3 of the fair value hierarchy including separate gross presentation of purchase, sales, issuances and settlements. ASU 2010-06 also clarifies that 1) disclosures should be presented for each class of assets and liabilities (rather than major category), 2) disclosures should include the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring measurements included in Level 2 or Level 3 of the fair value hierarchy. The disclosure for gross presentation of transactions in Level 3 will be effective January 1, 2011 and the remaining disclosures and clarifications will become effective for the Plan on January 1, 2010. The Company is currently evaluating the impact that this guidance will have on the Plan's financial statement disclosure.

8. Subsequent Events

Management has evaluated subsequent events for disclosure and/or recognition up to the time of filing these financial statements with the Securities and Exchange Commission.

City Holding Company
401(k) Plan and Trust

Plan: 002 EIN: 550619957

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2009

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment		(e) Current Value
	Common stock:			
*	City Holding Company common stock	319,753 Shares	$	10,331,219
	Investments in mutual or commingled funds:			
	Federated Capital Appreciation Fund	87,158 Units		1,481,683
	Federated Capital Preservation Fund	735,322 Units		7,353,222
	Federated Kaufmann Fund	305,574 Units		1,423,973
	Federated Intercontinental Fund A	1,723 Units		74,130
	Federated Short-Term Income Fund	101,456 Units		859,330
	Federated Max-Cap Index Fund	61,536 Units		738,434
	Federated Stock Trust Fund	24,690 Units		506,637
	Federated Total Return Bond Fund	61,680 Units		670,466
	American Funds American Balanced Fund	238,422 Units		3,860,051
	American Funds EuroPacific Growth Fund	41,201 Units		1,554,120
	American Funds Washington Mutual Investor Fund	9,241 Units		226,953
	American Funds AMCAP Fund	19,878 Units		328,576
	Alger Large Cap Growth Institutional Fund	36,159 Units		436,083
	Baron Small Cap Fund	56,407 Units		1,086,395
	T. Rowe Price Retirement 2020 Fund	3,729 Units		53,842
	T. Rowe Price Retirement 2030 Fund	8,481 Units		127,051
	T. Rowe Price Retirement 2040 Fund	3,073 Units		46,156
				20,827,102
	Participant loans	Interest at 4.25%-9.25%, maturing through May 2018		1,526,008
	Total		$	32,684,329

Column (d), cost, has been omitted, as investments are participant-directed.

  * Indicates a party-in-interest to the Plan.

Pursuant to the requirements of the Securities and Exchange Act of 1934, City Holding Company has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

City Holding Company
401(k) Plan and Trust
/s/ Craig G. Stilwell
Craig G. Stilwell
Plan Administrator

June 29, 2010

Exhibit 23 – Consent of Independent Registered Public Accounting Firm

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in this Annual Report on Form 11-K of City Holding Company 401(k) Plan and Trust for the year ended December 31, 2009, of our report dated June 29, 2010, including its Registration Statement on Form S-8 (File No. 33-62738) dated June 29, 2010, relating to the financial statements and supplemental schedule.

/s/ Gibbons & Kawash

Charleston, West Virginia
June 29, 2010